Evans & Evans, inc.

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April 30, 2010 Exhibit 99.2

MAINLAND RESOURCES INC.
21 Waterway Avenue, Suite 300
The Woodlands, Texas 77380

Attention: Board of Directors

Dear Sirs:

Subject: Fairness Opinion

1.0       Introduction

1.01     Evans & Evans, Inc. ("Evans & Evans" or the "authors of the Opinion") understands that Mainland Resources Inc. ("Mainland", "MRI" or the "Company') of Houston, Texas has entered into a merger agreement (the "Proposed Transaction") with American Exploration Corporation ("American Exploration" or "AEC") of Calgary, Alberta. Throughout the Fairness Opinion (the "Opinion") Mainland and AEC are collectively referred to as the "Companies".

Mainland is a reporting company under the United States Securities Exchange Act of 1934 as amended, whose shares are quoted on the Financial Industry Regulatory Authority, Inc. ("FINRA") Over-the-Counter Bulletin Board ("OTC BB") under the symbol "MNLU". AEC is a reporting company under the United States Securities Exchange Act of 1934, as amended, whose shares are quoted on the OTC BB under the symbol "AEXP". Each of Mainland and AEC is also an "OTC reporting issuer" as defined in B.C. Instrument 51-509, Issuers Quoted in the U.S. Over-the-Counter Markets.

1.02     The Proposed Transaction was announced on March 23, 2010 (the "Announcement Date"). On the Announcement Date, the Companies announced they had have signed a definitive Merger Agreement and Plan of Merger (the "Merger Agreement"). Key highlights of the Proposed Transaction are provided below.

(1)   Mainland will be the surviving corporation, and will become vested with all of American Exploration's assets and property;

(2)   American Exploration's stockholders will receive one share of Mainland common stock for every four shares of American Exploration common stock they own;

MAINLAND RESOURCES INC.
April 8, 2010

(3)   all outstanding common stock options of American Exploration (the "American Exploration Options") will be disposed of by the holders thereof in consideration for the issue by Mainland of non-transferable stock options (the "Mainland Exchange Options");

(4)   all of the outstanding common stock purchase warrants of American Exploration (the "American Exploration Warrants") will be disposed of by the holders thereof in consideration for the issue by Mainland of non-transferable common stock purchase warrants (the "Mainland Exchange Warrants");

(5)   the exchange ratio is anticipated to be one Mainland Exchange Option or one Mainland Exchange Warrant for every four American Exploration Options or every four American Exploration Warrants, as the case may be;

(6)   the Mainland Exchange Options will be exercisable at a price of $1.50 per share; the exercise price of each Mainland Exchange Warrant is anticipated to be determined by multiplying the per share exercise price of the corresponding American Exploration Options or American Exploration Warrants by four, subject to adjustment if the exchange ratio is adjusted; and,

(7)   it is anticipated that Mainland will register the Mainland securities to be issued in exchange for the AEC securities on Form S-4 (the "Form S-4") under the under the United States Securities Exchange Act of 1934, as amended.

1.03     Mainland was incorporated under the laws of the State of Nevada on May 12, 2006 and had been engaged in the business of acquisition, exploration and development of mineral properties in the United States since its inception. MRI is a natural resource exploration and production company currently engaged in the exploration, acquisition and development of oil and gas properties in the United States and within North America.

East Holly Prospect

On February 27, 2008, the Company entered into an option agreement (the "Option Agreement") with Kingsley Resources, Inc. ("Kingsley"), pursuant to which the Company acquired all the right, title and interest Kingsley has in and to certain leasehold estates in the state of Louisiana (the "Leases") which were the subject of a purchase agreement dated December 11, 2007, and modified February 1, 2008 (collectively, the "Leasehold Purchase Agreement") between Kingsley and Permian Basin Acquisition Fund ("Permian"), pursuant to which Kingsley had the right to acquire the sub-surface rights provided for in the Leases. In order to complete the acquisition of the Leases the Company was required to pay $100,000 on April 2, 2008 to Kingsley and assume all of Kingsley's obligations under the Leasehold Purchase Agreement. On March 14, 2008, the Company completed the Option agreement and the Leasehold Purchase Agreement at a total cost of $687,596, which includes the $100,000 that was paid on April 2, 2008, for approximately 2,551 net acres.

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April 8, 2010

On December 21, 2009, the Company acquired, under its agreement with Petrohawk Energy Corporation ("Petrohawk"), an additional 159.3 net acres for $412,985 and on December 23, 2009 the Company also acquired an additional 51.96 net acres in conjunction with Petrohawk for $94,731 within the Cotton Valley/Haynesville trend in the State of Louisiana.

Hosston / Cotton Valley- Haynesville Shale

The Company has leased various other properties totaling approximately 144 net acres, consisting of approximately 84 net acres leased as of February 29, 2008 and added 60 net acres leased during the year ended February 28, 2009 for additional consideration of $22,753. These additional property leases, within the Cotton Valley/Haynesville trend in the state of Louisiana, are for three year terms. The Company owns a 40% working interest in 2,903 gross acres (1,161.23 net acres) at an average approximate 70.5% net revenue interest ("NRI") in all rights below base of the Cotton valley formation. The Company owns a 100% Working Interest and a 72% NRI in all rights above the base of the Cotton Valley formation comprising a total of 2,651.37 net acres and a 40% working Interest in 139.41 gross acres at a 70% NRI and a 40% Working Interest in 11.61 gross acres at a 75% NRI.

Mainland plans to spud the first well in late May or early June of 2010.

Petrohawk Venture Agreement

On July 14, 2008, the Company entered into a binding venture agreement with Petrohawk for the joint development of the Haynesville Shale on the Company's properties (i.e., the Leases) in De Soto Parish, Louisiana. Effective August 4, 2008, the Company entered into a definitive binding agreement with Petrohawk consummating the transaction on July 14, 2008.

Under the terms of the above-noted agreement, Petrohawk has agreed to pay 100% of the costs of development associated with the first well drilled below the Cotton Valley Formation, including drilling, completing and fracture stimulating, as well as costs up to and including pipeline connection. Petrohawk has also agreed to pay 80% of all costs of the second well drilled on the Leases below the base of the Cotton Valley with the Company paying the remaining 20% of the costs. For the third and all subsequent wells drilled on the Leases below the base of the Cotton Valley Formation, Petrohawk will pay 60% and the Company will pay 40%.

The Company will transfer 60% of its De Soto Parish leases to Petrohawk at closing, but only as the Leases relate to all depths below the base of the Cotton Valley Formation, and specifically the Haynesville Shale. Petrohawk agrees to gather and market the Company's production from above the base of the Cotton Valley Formation, pursuant to a mutually acceptable agreement.

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April 8, 2010

Joint Venture Agreement with American Exploration

On September 17, 2009, the Companies entered in to a Letter Agreement to jointly develop their contiguous acreage in Mississippi (as described below). Mainland committed approximately 8,500 net acres and American Exploration committed approximately 5,000 net acres to the project for a total of 13,500 net acres.

Under the Letter Agreement, Mainland was to be the operator of the project area and committed to pay 80% of the initial well (drilling and completion costs) to earn a 51% working interest in the well and total project area. American Exploration agreed to pay 20% of the initial well (drilling and completion costs) to earn a 49% working interest in the well and total project area.

Mainland will present an authority for expenditure ("AFE") summarizing the total costs to drill and complete the proposed first well to a depth of 22,000 feet or a depth sufficient to test the Haynesville Shale Formation. AEC will have 30 days from receipt of the AFE to pay all the funds to Company. In the event American Exploration does not submit the funds within the 30 day period they will be carried to the pipeline for 20% and will only own a 20% working interest in the project area. Mainland will own a 72% working interest in the project area. In the event they pay the 20% future costs (i.e. drilling, completions etc.) for oil and gas activities of the 13,500 net acre project area were to be split on a 51%/49% basis between Mainland and American Exploration respectively.

On April 26, 2010, Mainland reported that American Exploration had failed to fund its 20% share of the estimated total well costs of the Burkley-Phillips No. 1 Well. As a result, American Exploration has forfeited its right to a 29% working interest in the well and in the prospect in favor of Mainland. Due to the fact American Exploration did not make its contribution in response to the cash call, Mainland will now pay 90% of the total cost of the well and Guggenheim Energy Opportunities, LLC ("Guggenheim") will pay 10%. Accordingly, the respective working interests of the parties after completion are anticipated to be as follows: Mainland - 72%, American Exploration -20%, and Guggenheim - 8%. This working interest breakdown will apply to the remainder of the leasehold and project area.

The Joint Venture with American Exploration was entered into prior to the Companies making the decision to enter into the Merger Agreement.

Mississippi Haynesville/Bossier Prospect

On June 23, 2009, the Company signed an Option Agreement with Westrock Land Corp to acquire approximately 8,000 net acres in mineral oil and gas leases located in the State of Mississippi. In accordance with the terms and provisions of the Option Agreement; (i) the Company will acquire a 100% working interest and a minimum 75% net revenue interest in the Leases; (ii) the Company has agreed to pay certain acquisition costs per net mineral acres by August 31, 2009. On August 28, 2009, the Company amended the Option Agreement to expand the acreage to include an additional 225 acres thus aggregating approximately 8,225 net acreage subject to the Option Agreement. The Company further agreed to advance a payment of $300,000 towards the total purchase price of the acreage under the Option Agreement on August 31, 2009. On October 13, 2009 the Company paid an addition $900,000 towards the purchase price of the property and paid the final installment of $2,090,060 on November 3, 2009 for a total purchase price of $3,290,060.

MAINLAND RESOURCES INC.
April 8, 2010

Sale of Assets

On March 15, 2010 Mainland announced that the Company had executed a Purchase and Sale Agreement for Mainland's Haynesville Shale interest on the Company's DeSoto Parish, Louisiana leases. Under the terms of the agreement, Mainland and the buyer have signed a Purchase and Sales Agreement dated March 12, 2010, covering Mainland's 40% working interest, which includes all of the rights 100 feet below the stratigraphic equivalent of the base of the Cotton Valley formation in the East Holly field, DeSoto Parish, Louisiana. Mainland sold all rights below the base of the Cotton Valley, which represented a 40% working interest in 2,903.07 gross acres or 1,162.3 net acres. Mainland retained all rights in 2,745.65 net acres as to all formations above the base of the Cotton Valley formation.

The effective date of the sale was January 1, 2010. On April 22, 2010 Mainland reported the completion of the sale of its Haynesville Shale assets in East Holly Field, DeSoto Parish, Louisiana. The assets were sold to EXCO Operating Company, LP, a wholly owned subsidiary of EXCO Resources (NYSE - XCO), for $28,159,000.

1.04     American Exploration was originally incorporated under the laws of the state of Nevada on May 11, 2006. AEC has limited operations and is considered an exploration stage company, and has had no revenues from operations to date.

In November 2008, American Exploration executed an option agreement (the "Option Agreement") to purchase a 75% net revenue interest (100% working interest) in approximately 5,000 net acres in oil and gas leases located in Mississippi in the onshore region of the Gulf Coast of the United States. The purchase price was $625.00 per net acre or a total of approximately $3,125,000. The Option Agreement required that a well be spud no later than May 31, 2009 and provided American Exploration until November 17, 2008 to complete its due diligence (the "Option Period"). American Exploration made a cash payment of $781,250 upon execution of the Option Agreement.

The Option Agreement was amended a number of times to extend the Option Period and through August 2009, American Exploration made additional cash payments totaling $325,001 to the counterparty.

On August 19, 2009, American Exploration entered into a final amendment to the Option Agreement whereby American Exploration (i) agreed to issue 4,037,500 shares of its restricted common stock as satisfaction for the remaining balance due under the Option Agreement, and (ii) agreed to drill and complete a minimum of at least one well on the properties in the Haynesville geological zone no later than December 31, 2010.

MAINLAND RESOURCES INC.
April 8, 2010

The 4,037,500 shares issued to satisfy the remaining purchase price were valued at $2,664,750, based upon American Exploration's share price on the date of agreement, bringing the total acquisition price to $3,771,001. The properties acquired have no proved reserves.

On January 15, 2010, the Board of Directors of American Exploration authorized the execution of a letter of intent (the "Avere LOI") with Avere Energy Inc., a Canadian corporation ("Avere Energy"), regarding the Mississippi project area as described above. Effective on March 1, 2010, the Avere LOI was amended pertaining to the overall compensation arrangements). Avere Energy agreed to a farm-in on American Exploration's interest in the Mississippi prospect by paying 20% of the total well costs (which is 100% of American Exploration's capital commitment) to permit Avere Energy to earn a 20% net interest in the Mississippi Project, which is 40.81% of American Exploration's working interest (the "Avere Energy Earned Interest'). Simultaneously with execution of the Amended Letter of Intent, Avere Energy paid to American Exploration a $75,000 non-refundable deposit. At closing, Avere Energy shall make a final payment to American Exploration in the amount of $1,925,000, subject to TSX Venture Exchange approval.

On April 19, 2010 Avere Energy announced it had been unsuccessful in securing the funds necessary to meet the terms of the agreement with American Exploration and announced the termination of the agreement.

1.05     The Board of Directors (the "Board") of Mainland retained Evans & Evans to act as an independent advisor to Mainland and to prepare and deliver the Fairness Opinion to the Board to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial point of view, to the Mainland shareholders.

2.0       Engagement of Evans & Evans, Inc.

2.01      Evans & Evans was formally engaged by Mainland pursuant to an engagement agreement with Mainland dated March 15, 2010 (the "Engagement Agreement"). An Opinion was delivered to the Board dated April 8, 2010 (the "First Opinion"). Due to events that occurred post-issuance of the First Opinion, Evans & Evans was requested to provide an updated Opinion.

The Engagement Agreement provides the terms upon which Evans & Evans has agreed to provide the Opinion to the Board. The terms of the Engagement Agreement provide that Evans & Evans is to be paid a flat professional fee for its services. In addition, Evans & Evans is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by Mainland in certain circumstances. The fee established for the Opinion has not been contingent upon the opinions presented.

MAINLAND RESOURCES INC.
April 8, 2010

3.0       Scope of Review

3.01     In connection with preparing the Opinion, Evans & Evans has reviewed and relied upon, or carried out, among other things, the following:

  Interviewed Mr. Michael Newport, the Chief Executive Officer of Mainland. The interview was undertaken to gain an understanding of the plans for Mainland going forward and to gain an overview of the Mainland oil and gas projects and development plans associated thereto.

  Interviewed Mr. Steve Harding, the Chief Executive Officer of AEC. The interview was undertaken to gain an overview of the AEC oil and gas projects and development plans associated thereto.

  Reviewed the Merger Agreement between the Companies.

  Reviewed the Purchase Agreement by and between Mainland Resources and Exco Operating Company, LP dated March 10, 2010. Also reviewed the management-prepared break-down of the net proceeds from the sale of the assets. Also reviewed financial statements for Exco Operating Company, LP's parent company Exco Resources, Inc. in order to determine the ability to pay the purchase price. As at February 22, 2010, Exco Resources, Inc. reported cash on its balance sheet of approximately $100 million.

  Reviewed Mainland's 10K for the year ended February 28, 2009 and the 10Q for the period ended November 30, 2009.

  Reviewed Mainland's financial statements for the years ended February 28, 2008 - 2009 as audited by De Joya Griffith & Company, LLC of Las Vegas, Nevada.

  Reviewed Mainland's management-prepared financial statements for the nine months ended November 30, 2009.

  Reviewed trading data for Mainland's shares on the OTC BB for the period February 21, 2008 to April 29, 2010.

  Reviewed Mainland's press releases for the 18 months preceding the date of the Opinion.

  Reviewed the Griffith 11 #1 Hosston / Cotton Valley Log Analysis as of December 9, 2008 prepared for Ms. Simeon King Horton and prepared by T. W. McGuire & Associates, Inc., Petroleum Consultants of Shreveport, Louisiana.

  Reviewed the Evaluation of Oil and Gas Reserves for the Petrohawk Griffith 11 #1 Haynesville Shale as of January 1, 2009 prepared for Ms. Simeon King Horton and prepared by T. W. McGuire & Associates, Inc., Petroleum Consultants of Shreveport, Louisiana.

MAINLAND RESOURCES INC.
April 8, 2010

  Reviewed a Research Report on Mainland as prepared by Grassroots Research and Distribution, Inc. and dated January 22, 2010.

  Reviewed American Exploration's 10Q for the quarter ended September 30, 2009 and the 10K for the year ended December 31, 2008.

  Reviewed American Exploration's financial statements for the years ended December 31, 2007 - 2008 as audited by Moore & Associates of Las Vegas, Nevada.

  Reviewed trading data for AEC's shares on the OTC BB for the period November 19, 2008 to April 29, 2010.

  Reviewed AEC's press releases for the 18 months preceding the date of the Opinion.

  Reviewed a management-prepared PowerPoint Presentation on American Exploration.

  Reviewed information on Avere Energy.

  Reviewed information on current, historical and projected oil and natural gas prices.

  Limitation and Qualification: Evans & Evans did not visit any of the Companies' actual properties. Evans & Evans has, therefore, relied on management's disclosure with respect to the properties of the Companies and the technical reports referenced above. The reader is advised that Evans & Evans can provide no independent technical and due diligence comfort or assurances as to the specific operating characteristics and functional capabilities of any of the actual oil and gas properties.

4.0       Prior Valuations

4.01     The Companies have represented to Evans & Evans that there have been no formal valuations or appraisals relating to the Companies or any affiliate or any of their respective material assets or liabilities made in the preceding three years which are in the possession or control of the Companies.

5.0       Conditions and Restrictions

5.01     The Opinion may not be furnished to anyone, nor relied upon by any party beyond the Mainland and the Mainland shareholders. The Opinion may be referenced and/or included in Mainland's S-4 Form and may be submitted to the Mainland shareholders.

5.02     The Opinion may not be furnished to any U.S. stock exchange and/or regulatory authority beyond FINRA and the U.S. Securities and Exchange Commission.

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April 8, 2010

5.03     The Opinion may not be furnished and/or used to support and type of value with any other third parties, legal authorities, nor stock exchanges, or other regulatory authorities, nor the Canada Revenue Agency nor the Internal Revenue Service. Such use is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter (other than relating to the approval of the Proposed Transaction).

5.04     Any use beyond that defined above in 5.01 and 5.02 is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

5.05     The Opinion should not be construed as a formal valuation or appraisal of Mainland, AEC or any of their securities or assets and our Opinion should not be construed as such. Evans & Evans, has, however, conducted such analyses as we considered necessary in the circumstances.

5.06      In preparing the Opinion, Evans & Evans has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by the Companies. Evans & Evans has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Opinion has also been used.

The Opinion is based on: (i) our interpretation of the information which the Companies, as well as their representatives and advisers, have supplied to to-date; (ii) our understanding of the terms of the Proposed Transaction; and (iii) the assumption that the Proposed Transaction will be consummated in accordance with the expected terms.

5.07      The Opinion is necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until the date of the Opinion. It is understood that subsequent developments may affect the conclusions of the Opinion, and that, in addition, Evans & Evans has no obligation to update, revise or reaffirm the Opinion.

5.08     Evans & Evans denies any responsibility, financial, legal or other, for any use and/or improper use of the Opinion however occasioned.

5.09     Evans & Evans is expressing no opinion as to the price at which any securities of Mainland, AEC or Mainland post-Proposed Transaction will trade on any stock exchange at any time.

5.10   No opinion is expressed by Evans & Evans whether any alternative transaction might have been more beneficial to the shareholders of Mainland.

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April 8, 2010

5.11   Evans & Evans reserves the right to review all information and calculations included or referred to in the Opinion and, if it considers it necessary, to revise part and/or its entire Opinion and conclusion in light of any information which becomes known to Evans & Evans during or after the date of this Opinion.

5.12   In preparing the Opinion, Evans & Evans has relied upon a letter from management of Mainland confirming to Evans & Evans in writing that the information and management's representations made to Evans & Evans in preparing the Opinion are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Opinion.

5.13   Evans & Evans has based its Opinion upon a variety of factors. Accordingly, Evans & Evans believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Evans & Evans, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evans & Evans' conclusions as to the fairness, from a financial point of view, to the Mainland shareholders of the Proposed Transaction were based on its review of the Proposed Transaction taken as a whole, in the context of all of the matters described under "Scope of Review", rather than on any particular element of the Proposed Transaction or the Proposed Transaction outside the context of the matters described under "Scope of Review". The Opinion should be read in its entirety.

5.14   Evans & Evans and all of its principals, partner, staff or associates' total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its principals, partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Opinion. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Opinion.

6.0       Assumptions

6.01      In preparing the Opinion, Evans & Evans has made certain assumptions as outlined below.

6.02     With the approval of Mainland and as provided for in the Engagement Agreement, Evans & Evans has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Companies or their affiliates or any of their respective officers, directors, consultants, advisors or representatives (collectively, the "Information"). The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of its professional judgment, and except as expressly described herein, Evans & Evans has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

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April 8, 2010

6.03     Senior officers of the Companies have represented to Evans & Evans that, among other things: (i) the Information (other than financial forecasts, projections, estimates or budgets) provided orally by, an officer or employee of the Companies or in writing by the Companies (including, in each case, affiliates and their respective directors, officers, consultants, advisors and representatives) to Evans & Evans relating to the Companies, their affiliates or the Proposed Transaction, for the purposes of the Engagement Agreement, including in particular preparing the Opinion was, at the date the Information was provided to Evans & Evans, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of the Companies, their affiliates or the Proposed Transaction and did not and does not omit to state a material fact in respect of the Companies, their affiliates or the Proposed Transaction that is necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to portions of the Information that constitute financial forecasts, projections, estimates or budgets, they have been fairly and reasonably presented and reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Companies or their associates and affiliates as to the matters covered thereby and such financial forecasts, projections, estimates and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Companies; and (iii) since the dates on which the Information was provided to Evans & Evans, except as disclosed in writing to Evans & Evans, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Companies or any of its affiliates and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

6.04     With respect to financial forecasts, projections, estimates or budgets provided to Evans & Evans and used in our analyses, the authors of the Opinion have noted that projecting future results of any entity is inherently subject to uncertainty. Evans & Evans has assumed, however, that such financial forecasts, projections, estimates and budgets were prepared using the assumptions identified therein, which in the reasonable belief of the Companies are (or were at the time and continue to be) reasonable in the circumstances and were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Companies and are (or were at the time and continue to be) reasonable in the circumstances. Evans & Evans expresses no independent view as to the reasonableness of such financial forecasts, projections, estimates or budgets or the assumptions on which they are based.

MAINLAND RESOURCES INC.
April 8, 2010

6.05     In preparing the Opinion, we have made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to us, all of the conditions required to implement the Proposed Transaction will be met, all consents, permissions, exemptions or orders of relevant third parties or regulating authorities will be obtained without adverse condition or qualification, the procedures being followed to implement the Proposed Transaction are valid and effective and that the disclosure provided or (if applicable) incorporated by reference in any materials provided to shareholders with respect to Mainland and its subsidiaries and the Proposed Transaction will be accurate in all material respects and will comply with the requirements of applicable law. Evans & Evans also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Evans & Evans and any party involved in the Proposed Transaction. Although Evans & Evans believes that the assumptions used in preparing the Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

6.06     The Companies and all of their related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Opinion that would affect the evaluation or comment.

6.07     As at November 30, 2009 (Mainland) and September 30, 2009 (American Exploration) all assets and liabilities of the Companies have been recorded in their accounts and financial statements and follow U.S. GAAP.

6.08     There were no material changes in the financial position of the Companies between the date of their financial statements and April 29, 2010 (the "Date of Review") unless noted to Evans & Evans in their discussion with management of the Companies.

6.09     All warrants and options "in-the-money" based on the trading price of the Companies as at April 29, 2010 are assumed to be exercised at the close of the Proposed Transaction. Such an assumption was deemed appropriate by the authors of the Opinion in order to provide Mainland shareholders with a clear understanding of their potential shareholding on a fully-diluted basis.

6.10   Representations made by the Companies as to the number of shares outstanding are accurate.

7.0       Conclusions as to Fairness

7.01     Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion, as of the date hereof, that the terms of the Proposed Transaction are fair, from a financial point of view, to the shareholders of Mainland.

7.02     In considering fairness, from a financial point of view, Evans & Evans considered the Proposed Transaction from the perspective of the Mainland shareholders and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations.

MAINLAND RESOURCES INC.
April 8, 2010

7.03     In arriving at the above-noted conclusions as to the fairness of the Proposed Transaction, Evans & Evans considered the following:

a.   A review of the adjusted book value of Mainland giving consideration to the funds received from the sale of the Company's partial interest in the Louisiana gas prospects and the fair market value of the properties covered by the joint venture agreement with American Exploration.

b.   A review of the adjusted book value of the AEC giving consideration to American Exploration's interest in the properties covered by the joint venture agreement with Mainland.

c.   A review of the financial position of the Companies as at the date of the Opinion.

d.   A review of the values implied by any recent financings (i.e., last 12 months) undertaken by the Companies.

e.   A review of the Companies trading prices over the 10, 30, 90 and 180 trading days preceding the date of the Opinion. In undertaking this analysis, the authors of the Opinion deemed it necessary to examine the trading history of the Companies to determine the actual ability of shareholders to realize the implied value of their shares (i.e., sell).

In reviewing the trading volumes of Mainland's shares at both the Date of Review (i.e., April 29, 2010) and Announcement Date (i.e., March 23, 2010) it is apparent that trading volumes (and hence shareholder liquidity) have increased since the Announcement Date.

MAINLAND RESOURCES INC.
April 8, 2010

In reviewing trading data on AEC shares, it was apparent that as at the Date of Review, the market for AEC shares had increased in comparison to the same periods preceding the Announcement Date.

f.   A review of the volume-weighted opening trading price ("VWOP") of Mainland as at the Date of Review and the Announcement Date. As can be seen from the table below, Mainland's share price has increased since the Announcement Date.

g.   A review of the overall market for publicly-traded oil and gas companies as at the Date of Review.

7.04     In assessing the fairness of the Proposed Transaction from a financial point of view to the Mainland shareholders, Evans & Evans also considered other potential benefits that may be realized subsequent to the completion of the Proposed Transaction include possible synergies between AEC and Mainland. Evans & Evans have not attempted to quantify these additional qualitative potential benefits.

Certain additional potential benefits of the Proposed Transaction are as follows:

a.   Mainland's sale of certain gas assets in Louisiana provided the Company with sufficient funds to implement its drilling plans over the next 12 months without an immediate need for a further financing or to incur more debt.

MAINLAND RESOURCES INC.
April 8, 2010

b.   Post-Proposed Transaction, Mainland's interest in the acreage in Mississippi will be in the range of 90%. Initial indications and historical well data support the Mississippi prospect has the potential to be very large. Accordingly, Mainland shareholders will have the opportunity to participate in a larger portion (given they own approximately 85% of Mainland post-Proposed Transaction) of the future revenues then they would have had under the current joint venture agreement.

c.   Related to the point above, post-Proposed Transaction Mainland's asset base increases, which may have a positive effect on the ability to secure financing in the future and / or graduate to a more senior stock exchange.

d.   Shared operations and administrative personnel thereby reducing certain staff and systems costs.

e.   Removal of duplication of public company costs.

8.0      Qualifications & Certification

8.01      The Opinion preparation was carried out by Jennifer Lucas and thereafter reviewed by Michael Evans.

Mr. Michael A. Evans, Principal, founded Evans & Evans, Inc. in 1989. For the past 23 years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 300 technical and assessment reports, business plans, business valuations, and feasibility studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master's degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designation of Chartered Financial Analyst (CFA); the professional designation of Chartered Business Valuator (CBV); and the professional designation of Accredited Senior Appraiser.

Mr. Evans is a member of the Association for Investment Management and Research (AIMR), the Institute of Chartered Financial Analysts (ICFA), the Vancouver Society of Financial Analysts (VSFA), the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

MAINLAND RESOURCES INC.
April 8, 2010

Ms. Jennifer Lucas, MBA, CBV, ASA joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. For the past eleven years at Evans & Evans Ms. Lucas has been involved in writing and reviewing over 350 valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designation of Chartered Business Valuator and Accredited Senior Appraiser. She is a member of the Canadian Institute of Chartered Business Valuators and the American Society of Appraisers.

8.02     The analyses, opinions, calculations and conclusions were developed, and this Opinion has been prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.

8.03     The authors of the Opinion have no present or prospective interest in the Companies, or any entity that is the subject of this Opinion, and we have no personal interest with respect to the parties involved.

Yours very truly,

"Evans & Evans, Inc."

EVANS & EVANS, INC.